Hydrogenics Corporation
Second Quarter 2007 Management’s Discussion and Analysis of Financial Condition and Results of Operations

Hydrogenics Corporation
Basis of Presentation
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) covers our interim consolidated financial statements for the three and six months ended June 30, 2007 and updates our MD&A for fiscal 2006. The information contained herein should be read in conjunction with the Consolidated Financial Statements and Auditors’ Report for fiscal 2006. The Corporation’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information. Unless the context otherwise requires, all references to “Corporation,” “Hydrogenics,” “our”, “us” and “we” refer to Hydrogenics Corporation and its subsidiaries. Additional information regarding the Corporation, including the Corporation’s Annual Information Form is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. This MD&A is dated August 9, 2007 and all amounts herein are denominated in U.S. dollars, unless otherwise stated.
Forward looking Statements and Risk Factors
This MD&A contains forward looking statements, including statements regarding the future success of our business, technology strategies and market opportunities. This MD&A neither promises nor guarantees the future performance of Hydrogenics, as there are unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward looking statements. These risks include, but are not limited to risks related to our revenue growth, operating results, industry and products, as well as other factors discussed in this MD&A. Readers should not place undue reliance on any such forward looking statements, which speak only as at the date they were made. We disclaim any obligation to publicly update or revise any such statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, except as required by law. Readers are expected to review the section in our 2006 Annual Report entitled “Business Risks” for a more complete discussion of factors that could affect our future performance.
Financial Overview
Revenues for the three and six months ended June 30, 2007 were $9.4 million and $16.3 million, respectively, compared to $5.4 million and $11.5 million for the corresponding periods in 2006. These increases are primarily attributable to the resumption of production in our OnSite Generation business unit to historical levels as well as increased revenues from our Power Systems business unit.
Net loss for the three months ended June 30, 2007 was $3.8 million, or ($0.04) per share, compared to $9.6 million, or ($0.11) per share, for the corresponding period in 2006. Net loss for the six months ended June 30, 2007 was $12.1 million, or ($0.13) per share, compared to $18.0 million, or ($0.20) per share, for the corresponding period in 2006. These decreases in our net loss are attributable to increased revenues as a result of the return to historical production levels in our OnSite Generation business unit, the absence of $1.8 million in special warranty charges in the same business unit, decreased research and product development expenses, decreased amortization expenses and our business streamlining initiative undertaken during the three months ended March 31, 2007 partially offset by $2.1 million of restructuring and streamlining costs incurred in the first quarter of 2007.
Cash used in operations and capital expenditures for the three months ended June 30, 2007 was $6.6 million compared to $7.8 million for the same period in 2006. This 15% decrease is attributed to a decrease in operating loss offset by an increase in non-cash working capital, particularly inventory as we return to historical production levels in our OnSite Generation business unit.
Cash used in operations and capital expenditures for the six months ended June 30, 2007 was $16.2 million compared to $13.0 million for the same period in 2006. This 25% increase is attributed to a decreased operating loss and capital expenditures offset by increased non-cash working capital requirements.

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Hydrogenics Corporation
Critical Accounting Estimates
Our interim consolidated financial statements are prepared in accordance with Canadian GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our interim consolidated financial statements. We have identified several policies as critical to our business operations and essential for an understanding of our results of operations. The application of these and other accounting policies are described in note 2 of our 2006 annual consolidated financial statements. There have been no significant changes in our critical accounting estimates from what was previously disclosed in our MD&A for the year ended December 31, 2006. These policies are incorporated herein by reference. Preparation of our interim consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities as at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may vary significantly from those estimates.
Recently Issued Accounting Standards
Our accounting policies used to prepare our interim consolidated financial statements for the three and six months ended June 30, 2007 are unchanged from those disclosed in our 2006 annual consolidated financial statements, except that they include the adoption of U.S. standards noted below.
Canadian Standards. In December 2006, The Canadian Institute of Chartered Accountants (“CICA”) issued Section 1535, which establishes the standards for disclosing information about an entity’s capital and how it is managed. CICA Section 1535 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. We plan to adopt this new guidance effective January 1, 2008. We do not expect the adoption of this guidance to have a material impact on our financial position, results of our operations or our cash flows.
U.S. Standards. In June 2006, The Financial Accounting Standards Board (“FASB”) issued FASB Interpretation 48, “Accounting for Uncertainty in Income Taxes”,, an interpretation of FASB Statement No. 109 (“FIN48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides accounting guidance on classification, accounting in interim periods, derecognition, disclosure and transition, and interest and penalties. We adopted this standard for accounting principles generally accepted in the United States (“U.S. GAAP”) reporting purposes effective January 1, 2007. The adoption of this standard did not have a material impact on our financial position, the results of our operations or our cash flows under U.S. GAAP reporting.
Controls and Procedures
Disclosure Controls and Procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws, and include controls and procedures that are designed to ensure information is accumulated and communicated to management, including the President and Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures.
At June 30, 2007, an evaluation was carried out under the supervision and with the participation of management, including the President and Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and under the Ontario Securities Commission Multilateral Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings.” Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as at June 30, 2007.

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Hydrogenics Corporation
Internal Control over Financial Reporting
No changes were made in our internal control over financial reporting during the interim period ended June 30, 2007, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Results of Operations
The “Results of Operations” section below contains certain forward looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Please refer to the caution regarding forward looking statements on page 2 of this MD&A and pages 1 and 12 of our 2006 Annual Report for a discussion of such risks and uncertainties and the material factors and assumptions related to the statements set forth in those sections.
Revenues for the three and six months ended June 30, 2007 were $9.5 million and $16.3 million, respectively, representing an increase of $4.1 million or 76% compared to the three months ended June 30, 2006 and a $4.8 million or 42% increase compared to the six months ended June 30, 2006. These increases are primarily a result of the return to historical production levels in our OnSite Generation business unit.
The following table provides a breakdown of our revenues for the reported periods:

	Three months ended		Six months ended
		June 30,		June 30,
	2007	2006	2007	2006
OnSite Generation	$5,327	$1,579	$7,142	$3,979
Power Systems	1,721	974	3,276	2,117
Test Systems	2,417	2,823	5,897	5,416

	$9,465	$5,376	$16,315	$11,512

•	OnSite Generation’s revenues for the three months ended June 30, 2007 increased by $3.7 million or 237% compared to the three months ended June 30, 2006 primarily as a result of a return to historical production levels in our OnSite Belgian Generation business. Over the course of the past 12 months, we implemented standardized, rigorous quality testing protocols as well as additional operational and production quality measures in or order to address supply chain and other component quality issues, which had caused production delays in our OnSite Generation business. Revenues for the three and six months ended June 30, 2007 consisted of sales of electrolyzer products to customers in both industrial and transportation markets. As at June 30, 2007, we had $19.5 million of confirmed orders for OnSite Generation products and services, the majority of which are anticipated to be delivered and recognized as revenue in 2007.

•	Power Systems revenues for the three months ended June 30, 2007 increased by $0.7 million or 77% compared to the three months ended June 30, 2006 primarily as a result of an increase in the overall number of power products shipped during the second quarter of 2007 compared to the corresponding period in 2006. Power Systems revenues for the six months ended June 30, 2007 increased by $1.2 million or 55%, compared to the six months ended June 30, 2006 primarily as a result of an increase in the overall number of fuel cell power modules shipped as well as the partial execution of our multiple unit contract for HyPM® 500 Series Fuel Cell Power Modules for delivery to a leading military OEM during 2007. As at June 30, 2007, we had $7.6 million of confirmed orders for Power Systems products and services, approximately one third of which are anticipated to be delivered and recognized as revenue in 2007.

•	Test Systems revenues for the three months ended June 30, 2007 decreased by $0.4 million or 14% compared to the three months ended June 30, 2006 primarily as a result of delivering a greater number of lower output test equipment units, compared to the second quarter of 2006. This decrease was partially offset by higher test services revenues, compared to the second quarter of 2006. Test Systems revenues for the six months ended June 30, 2007 increased by $0.5 million or 9%, compared to the same period in 2006,

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Hydrogenics Corporation
primarily as a result of a higher order backlog at the beginning of the current year. As at June 30, 2007, we had $6.1 million of confirmed orders for Test Systems products and services, the majority of which are anticipated to be delivered and recognized as revenue in 2007.
Cost of revenues for the three months ended June 30, 2007 was $8.5 million, an increase of $2.3 million from the second quarter of 2006. Expressed as a percentage of revenues, cost of revenues was 90% in the second quarter of 2007 compared to 115% for the same period in 2006. For the six months ended June 30, 2007, cost of revenues was $14.4 million, an increase of $3.2 million from the six months ended June 30, 2006. Expressed as a percentage of revenues, cost of revenues was 88% for the six months ended June 30, 2006 compared to 98% for the same period in 2006. These improvements can primarily be attributed to the absence of $1.8 million of warranty reserves incurred during the second quarter of 2006 and higher revenue resulted in higher overhead absorption. Additional cost of revenues commentary regarding each business unit is provided as follows:
•	OnSite Generation’s cost of revenues for the three and six months ended June 30, 2007 was $4.5 million and $7.5 million, respectively. Expressed as a percentage of revenues, cost of revenues was 102% and 105% for the three and six months ended June 30, 2007, compared to 250% and 161% for the corresponding periods in 2006. This percentage decrease for the three and six months ended June 30, 2007 is primarily the result of the absence of $1.8 million of additional warranty reserves incurred in the second quarter of 2006 combined with higher overhead absorption as a result of higher revenues in the second quarter of 2007.

•	Power Systems cost of revenues for the three and six months ended June 30, 2007 was $1.2 million and $2.4 million, respectively. Expressed as a percentage of revenues, cost of revenues was 70% and 74% for the three and six months ended June 30, 2007, compared to 52% and 57% for the corresponding periods in 2006. These increases can be attributed to a lower proportion of military orders, which have historically generated higher margins combined with the appreciation of the Canadian dollar relative to the U.S. dollar, resulting in higher material and labour costs.

•	Test Systems cost of revenues for the three and six months ended June 30, 2007 was $1.9 million and $4.5 million, respectively. Expressed as a percentage of revenues, cost of revenues was 76% and 77% for the three and six months ended June 30, 2007 compared to 65% and 67% for the corresponding periods in 2006. These increases are attributed to lower revenues in the second quarter of 2007 resulting in lower overhead absorption, the appreciation of the Canadian dollar relative to the U.S. dollar, resulting in higher material and labour costs and a reduced proportion of test services revenues for the six months ended June 30, 2007, compared to the corresponding period in 2006.
Selling, general and administrative (“SG&A”) expenses were $4.9 million for the three months ended June 30, 2007, a decrease of $1.6 million or 25% compared to the second quarter of 2006. For the six months ended June 30, 2007, SG&A expenses were $11.9 million, a decrease of $1.3 million or 10% compared to the corresponding period in 2006. This decrease for the second quarter of 2007, compared with the second quarter of 2006, reflects: (i) $0.7 million of savings relating to Sarbanes-Oxley Act compliance costs and business strategy matters: and (ii) the results of our streamlining and cost reduction initiative undertaken in the first quarter of 2007; (iii) partially offset by $0.1 million of higher costs as a result of the weakening of the U.S. dollar relative to the Canadian dollar compared to the second quarter of 2006.
For the six months ended June 30, 2007, SG&A expenses were $11.9 million, a decrease of $1.3 million or 10% compared to the six months ended June 30, 2006. This decrease reflects: (i) $1.8 million of savings relating to Sarbanes-Oxley Act compliance costs and business strategy matters; and (ii) the results of our streamlining and cost reduction initiative undertaken during the first quarter of 2007; partially offset by $2.1 million of severance charges incurred during the first quarter of 2007 relating to such streamlining initiatives.
Research and product development expenses for the three months ended June 30, 2007 were $1.7 million, a decrease of $0.3 million or 14% compared to the second quarter of 2006. This decrease is primarily attributable to lower research and product development spending as a result of our streamlining efforts partially offset by lower

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Hydrogenics Corporation
research and product development funding, compared to the second quarter of 2006. Research and product development funding has decreased as a result of the completion of several funding agreements.
For the six months ended June 30, 2007, research and product development expenses were $4.6 million, an increase of $1.4 million or 43%, compared to the same period of 2006 and primarily reflects lower research and product development funding.
Amortization of property, plant and equipment was $0.2 million for the three months ended June 30, 2007, a decrease of $0.1 million from $0.3 million for the three months ended June 30, 2006. For the six months ended June 30, 2007, amortization of property, plant and equipment was $0.4 million, a reduction from $0.5 million for the six months ended June 30, 2006. Compared to 2006, the average age of our assets increased, resulting in reduced amortization charges in the three and six months ended June 30, 2007.
Amortization of intangible assets was $0.1 million for the three and six months ended June 30, 2007, a decrease of $2.0 million and $4.1 million, respectively, from the three and six months ended June 30, 2006. These decreases are due to the impairment assessment of intangible assets in 2006, which resulted in reducing the carrying value of identifiable intangible assets to $0.5 million.
Provincial capital tax expense was $0.1 million for the three and six months ended June 30, 2007, consistent with the three and six months ended June 30, 2006.
Interest, net was $0.6 million for the three months ended June 30, 2007, a decrease of $0.5 million or 44% compared to the second quarter of 2006. For the six months ended June 30, 2007, interest, net was $1.5 million, a decrease of $0.5 million or 27% compared to the same period of 2006 the result of a decrease in cash and cash equivalents and short-term investments during the three and six months ended June 30, 2007.
Foreign currency gains for the three and six months ended June 30, 2007 were $1.6 million and $1.7 million respectively, compared to foreign currency gains of $1.1 million for each of the three and six-months ended June 30, 2006. These increases are the result of holding additional Canadian dollar denominated marketable securities in 2007 compared to 2006 at a time when the value of the Canadian dollar appreciated relative to the U.S. dollar.
Income tax expense for the three and six months ended June 30, 2007 was less than $0.1 million which is consistent with the expense incurred in the three and six months ended June 30, 2006.
Net loss for the three months ended June 30, 2007 was $3.8 million, compared to $9.6 million for the three months ended June 30, 2006. Net loss for the three months ended June 30, 2007 by business segment was as follows: OnSite Generation $0.9 million; Power Systems $2.4 million; Corporate & Other $0.5 million; partially offset by less than $0.1 million of net income in the Test Systems business segment. Additional net loss commentary for the three months ended June 30, 2007 is as follows:
•	OnSite Generation incurred a net loss of $0.9 million for the three months ended June 30, 2007, compared to a net loss of $4.4 million for the three months ended June 30, 2006. This decrease in net loss is primarily attributed to increased revenues and higher overhead absorption as a result of a return to historical production levels in 2007 combined with the absence of $1.8 million in special warranty charges incurred during the second quarter of 2006.

•	Power Systems incurred a net loss for the three months ended June 30, 2007 of $2.4 million, compared to a net loss of $2.1 million for the three months ended June 30, 2006. This increase in net loss is primarily related to decreased research and product development funding and higher cost of revenues partially offset by increased revenues compared with the same period in 2006.

•	Test Systems earned net income of less than $0.1 million compared to net income of $0.2 million for the three months ended June 30, 2006. This decrease is primarily the result of decreased revenue, compared to the same period in 2006.

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Hydrogenics Corporation
•	Corporate & Other incurred a net loss of $0.5 million for the three months ended June 30, 2007, compared to $3.3 million for the three months ended June 30, 2006. This $2.8 million reduction in net loss is primarily attributed to: (i) $0.7 million of reduced consulting costs relating to Sarbanes-Oxley Act compliance and business strategy matters; (ii) $2.0 million reduction in amortization charges and; (iii) $0.5 million increase in foreign currency gains, partially offset by $0.4 million in decreased returns on investments.
For the six months ended June 30, 2007, net loss was $12.1 million, compared to $18.0 million for the comparable period in 2006. Net loss for the six months ended June 30, 2007 by business segment was as follows: OnSite Generation — $3.2 million; Power Systems — $6.7 million; Test Systems — $0.1 million; and the balance of $2.1 million was attributable to Corporate & Other. Further net loss commentary for the six months ended June 30, 2007 regarding each business segment is as follows:
•	OnSite Generation incurred a net loss of $3.2 million for the six months ended June 30, 2007, compared to $5.8 million in the comparable period of 2006. This decrease is attributable to increased revenues from a return to historical production levels combined with the absence of $1.8 million in additional warranty reserves incurred during the second quarter of 2006.

•	Power Systems incurred a net loss for the six months ended June 30, 2007 of $6.7 million, compared to a net loss of $3.6 million in the six months ended June 30, 2006. This increase is attributable to: (i) decreased gross profit as a result of product mix; (ii) the majority of the $2.1 million severance charges incurred in the first quarter of 2007; and (iii) decreased research and product development funding as a result of the completion of several funding agreements in 2006.

•	Test Systems incurred a net loss for the six months ended June 30, 2007 of $0.1 million, compared to net income of less than $0.1 million in the six months ended June 30, 2006. This decrease is primarily attributable to decreased gross margins and increased SG&A costs, partially offset by decreased research and product development expenditures.

•	Corporate & Other costs were $2.1 million for the six months ended June 30, 2007, compared to $8.6 million for the six months ended June 30, 2006. This $6.5 million reduction in net loss is primarily attributed to: (i) $1.8 million of reduced consulting costs relating to Sarbanes-Oxley Act compliance and business strategy matters; (ii) $4.1 million reduction in amortization charges; and (iii) $0.6 million of other items.
Net loss per share for the three and six months ended June 30, 2007 was $0.04 and $0.13, respectively, compared to $0.11 and $0.20 for the three and six months ended June 30, 2006. The decrease in net loss per share is predominantly the result of a decreased net loss. Options granted under our stock option plan have not been included in the calculation of the diluted loss per share, as the effect would be anti-dilutive.
Weighted average number of shares outstanding during the three and six months ended June 30, 2007 was 91,765,691 and 91,830,666 respectively (three months ended June 30, 2006, 91,781,393; six months ended June 30, 2006 — 91,743,525). The number of common shares outstanding as at June 30, 2007 was 91,765,691 (June 30, 2006 — 91,796,466). The decrease in the number of common shares outstanding was primarily attributable to the repurchase and cancellation of treasury shares. Stock options outstanding at June 30, 2007 were 7,504,478 (June 30, 2006 — 7,027,685) of which 4,359,206 were exercisable (June 30, 2006 — 4,607,755).
Financial Condition, Liquidity and Capital Resources
Cash and cash equivalents and short-term investments were $43.9 million as at June 30, 2007, a decrease of $16.4 million from December 31, 2006. This decrease is attributable to a $10.2 million net loss (excluding non-cash items), a $5.5 million increase in non-cash working capital requirements, $0.5 million of investing outflows, excluding movements in short-term investments, and $0.2 million of financing inflows.
Cash and cash equivalents used in operating activities during the three and six months ended June 30, 2007 were $6.3 million and $15.7 million, respectively. Cash and cash equivalents and short-term investments used in

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Hydrogenics Corporation
operating activities during the three and six months ended June 30, 2006 were $7.2 million and $12.2 million, respectively. These decreases are primarily related to decreased losses from operations offset by increased non-cash working capital requirements particularly $3.7 million of inventory as we return to historical production in our OnSite Generation business unit as well as payment of $1.7 million of previously accrued special warranty obligations related to supply chain and component quality issues experienced in our OnSite Generation business unit during 2006.
Cash and cash equivalents used in investing activities, excluding movements in short-term investments during the three and six months ended June 30, 2007 were $0.3 million and $0.5 million, respectively, compared to $0.5 million and $0.8 million for the corresponding periods in 2006. These increases are primarily the result of decreased capital expenditures, compared to the corresponding period in 2006.
We anticipate using our funds to develop and commercialize products primarily for near term fuel cell and hydrogen generation applications, based on anticipated market demand. Our actual funding requirements will vary depending on a variety of factors, including success in executing our business plan, progress on research and product development efforts, relationships with strategic partners, commercial sales, our ability to control working capital and the results of our development and demonstration programs. We believe our existing cash balances and cash generated by, or used in, operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for up to the next two years. However, if cash generated from operations is insufficient to satisfy our liquidity or growth requirements, we may seek to sell additional equity or arrange debt financing, which could include establishing an additional line of credit.
The “Financial Condition, Liquidity and Capital Resources” section above contains certain forward looking statements. By their nature, forward looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Please refer to the caution regarding forward looking statements on pages 1 and 12 of our 2006 Annual Report for a discussion of such risks and uncertainties and the material factors and assumptions related to the statements set forth in those sections.
Credit Facilities
We have $12.7 million in lines of credit available to us for operating purposes and for letters of credit. Letters of credit aggregating $3.8 million were issued against these lines of credit at June 30, 2007. These letters of credit have various expiry dates extending through to October 2011. We are in compliance with our debt covenants.
Contingent Off-balance Sheet Arrangements and Contractual Obligations
We enter into repayable contribution and other research and product development arrangements with various Canadian government ministries and public sector enterprises. Under these arrangements, we are currently eligible to receive up to $11.7 million (December 31, 2006 — $11.8 million) toward agreed upon research and development project costs. The utilized amount of the advances as at June 30, 2007 was $11.7 million (December 31, 2006 — $11.8 million). In return, these funding parties have a right to repayments of up to 4.0% of gross revenue received by us as a result of commercial exploitation of the associated technology. To date, $0.9 million in revenues from these technologies has been recognized and a repayable amount of less than $0.1 million has been reflected in our accounts. These arrangements will expire in stages between November 30, 2009 and March 31, 2016 or when total amounts repaid reach the utilized amount of the advance, depending on the terms of the individual contracts.
There has been no change to our contractual obligations, which are outlined in the MD&A contained in our 2006 Annual Report.
Outlook
This “Outlook” section contains certain forward looking statements. By their nature, forward looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Please refer to the caution

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regarding forward looking statements on pages 1 and 12 of our 2006 Annual Report for a discussion of such risks and uncertainties and the material factors and assumptions related to the statements set forth in those sections.
On March 20, 2007, the Board of Directors approved a restructuring and streamlining of the Corporation’s operations in order to reduce its overall cost structure. The majority of the restructuring and streamlining was effected by March 31, 2007. A significant component of this restructuring and streamlining involved a workforce reduction across all business units. In order to effect this workforce reduction, the Corporation incurred a one-time pre-tax charge of approximately $2.1 million during the first quarter of 2007. This workforce reduction will represent approximately $4.0 million of annualized cost savings.
During the balance of 2007, and for the next several years, we anticipate we will benefit from a series of broad trends including: (i) sustained high prices for oil and natural gas; (ii) increased government legislation worldwide promoting alternative energy sources such as synthetic fuels, including hydrogen; (iii) increased awareness of the adverse impact of fossil fuels on our climate and environment; and (iv) the need for industrialized economies to access alternative sources of energy to reduce fossil fuel dependency. We anticipate these trends will continue and intensify in the future, allowing the benefits of hydrogen to be further demonstrated in numerous applications and that demands for fuel cell technology will continue to accelerate and advance the case for hydrogen as the fuel of the future.
Additional outlook commentary regarding each business unit is provided as follows:
•	Our strategy for our OnSite Generation business unit is to increase revenues from industrial hydrogen markets while also pursuing opportunities in the transportation and renewable energy markets. We anticipate that the continued development of our new S-4000 electrolytic generator will position us to increase revenues in the industrial market and offer products for integration into larger scale renewable energy installations, such as solar and wind farms, as the demand for these large-scale renewable installations increases.

•	Our strategy for our Power Systems business unit is to sell into early adopting markets as our products become more cost competitive with incumbent technologies. We believe there are near-term sales opportunities in the AC and DC backup power markets, light mobility markets as well as various military markets.

•	Our strategy for our Test Systems business unit is to continue to expand our offering of services and diagnostic tools in order to provide fuel cell developers with critical information required to advance their technology. However, this business unit is not achieving certain operating targets and accordingly, the Corporation is reviewing its strategic alternatives with respect to this business unit.
We expect that our gross margin will increase in 2007 compared to 2006. We are aiming to improve our gross margin by standardizing products, enhancing manufacturing and quality processes and reducing product costs through design and supply chain improvements. We will continue to invest in SG&A areas to address near-term market opportunities and we expect that research and product development costs will increase in the future to support product development initiatives as we commercialize our products, primarily in our OnSite Generation and Power Systems business units. We also expect that our level of capital expenditures will increase in future years, compared to historical levels as we invest in property, plant and equipment that we believe is necessary to grow our operations

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Selected Quarterly Financial Data (Unaudited)
The following table provides summary financial data for our last eight quarters:

Expressed in thousands	Quarter ended
except per share	June 30	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30
amounts	2007	2007	2006	2006	2006	2006	2005	2005

Revenues	$9,465	$6,850	$9,547	$9,000	$5,376	$6,136	$9,057	$10,537

Net Loss	(3,787)	(8,306)	(22,069)	(90,732)	(9,626)	(8,332)	(9,136)	(7,517)

Net Loss Per Share (Basic & Fully Diluted)	(0.04)	(0.09)	(0.23)	(0.99)	(0.11)	(0.09)	(0.11)	(0.08)

Weighted Average Common Shares Outstanding	91,765,691	91,896,363	91,916,466	91,858,314	91,781,393	91,705,236	91,679,966	91,678,279

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